SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Decisions of the Board of Directors

Rio de Janeiro, March 19, 2010 – Petróleo Brasileiro S.A. – Petrobras hereby announces the resolutions taken by its Board of Directors at today’s meeting. The Board:

(a) Authorized the submission of the 2010 Capital Budget totaling R$ 88.5 billion and allocated as in the table below, to the Annual Shareholders’ Meeting to be held on April 22.

	2010	%
Business Area	Budget
	(R$mm)

Exploration & Production	36,737	42%

Refining, Transportation & Marketing	33,962	38%

Gas & Energy	8,108	9%

International	6,223	7%

Biofuel	823	1%

Distribution	896	1%

Corporate	1,797	2%

TOTAL	88,547	100%

(b) As a consequence, authorized the Board of Executive Officers to review the Company’s Overall Expenditure Program (PDG) and Annual Investment Budget (OAI) for 2010, totaling R$ 79.5 billion, approved in August 2009;

(c) Authorized the Board of Executive Officers to continue reviewing the 2010-2014 Business Plan, using as a reference a range between US$ 200 and US$ 220 billion for the investment in the period, but limiting the net debt/EBITDA ratio to 2.5 and leverage ratio to 35% (net debt/net debt + shareholder´s equity);

(d) Approved projects totaling R$ 264.8 billion, which will be part of the 2011-14 investment portfolio: R$ 163.6 billion for Exploration & Production; R$ 80.5 billion for Refining, Transportation & Marketing, R$ 20.2 billion for Gas & Energy and R$ 430 million for Biofuel.

Finally, Dilma Vana Rousseff resigned from the Company’s Board of Directors on this date, being replaced by the Executive Secretary of the Ministry of Mines and Energy, Márcio Zimmermann. Member Guido Mantega was elected Chairman of the Board. Pursuant to the Company’s Bylaws, these changes will remain valid until the next Annual Shareholders’ Meeting.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.